EXHIBIT 23.1

SUBSIDIARIES OF THE REGISTRANT

1.	Stony Hill Ventures Corp., a Nevada corporation
2.	SH Holdings LLC, a Nevada limited liability company
3.	SH Products LLC, a Nevada limited liability company
4.	Trace Analytics, Inc., a Washington corporation
5.	Applied BioPharma LLC, a Nevada limited liability company